Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Life Imaging Fla, Inc.
1981 W. Hillsboro Blvd.
Deerfield Beach, FL 33442
lifeimagingfla.com

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Life Imaging Fla, Inc.
Address: 1981 W. Hillsboro Blvd., Deerfield Beach, FL 33442
State of Incorporation: DE
Date Incorporated: July 17, 2019

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $200.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

<u>Early Bird</u>

First 7 days - 10% bonus shares

Next 30 days - 5% bonus shares

Volume

$200+ | Thank you Tier! Featured on our website.

$1,000 |2 Free heart scans *($700 value!)*

$2,500+ | 2 Free full-body scans includes heart scan *($3,800 value!)*

$5,000+ | VIP tier + 5% Bonus shares: Full 2 years of all scans the full body and heart scans total of 4 FB scans includes heart scan, they can give 2 away to family member or friend or do two each over 2 years. + 5% bonus shares

$20,000+ | Florida ft Lauderdale 3 days 2 night beach resort stay and two full body and heart scan packages + 10% bonus shares

**All perks occur after the offering is completed*

<u>The 10% Bonus for StartEngine Shareholders</u>

Life Imaging Fla, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 10 bonus shares of Common Stocks, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

We do preventative screening for the early detection of the two of the biggest killers of humans on the planet, Heart Disease and cancer using EBT ct scanner. We use the first FDA approved EBT scanner for early detection of Heart disease. We have developed a unique proprietary model that makes Heart and full-body cancer screening affordable for everyone, early detection absolutely saves lives!

Competitors and Industry

We have taken a proprietary direct marketing approach that is unique to us. We have developed a way to make Heart Scans and full-body cancer screening affordable for everyone. Our unique proactive business model saves lives on a regular basis, rather than a reactive approach used in medicine until now for both heart disease and cancer because insurance will in most cases not pay for any preventative screening like this. Our unique and affordable proactive business model is very effective at saving lives due to early detection. We are one of only two company's in the U.S. with this all-cash pay affordable screening system.

Current Stage and Roadmap

The founder did a soft opening under another company to determine the effectiveness of both the marketing and fulfillment process. The founder did over 500k in sales in the first 4 months in the Tampa Bay area with another company (with a net profit of approximately $195,134.00 in the first 3 months of operation). Life Imaging has everything in place now to expand into the South Florida market. The Miami metro market is over twice the size of Tampa Bay with over 7m people, 8th largest market in the U.S. and is full of retired Baby Boomers that have retired well in Florida and would like to live a Happy Healthy retirement. They are our ideal customer 45-75 yrs old both male and female. The average median income in Tamps is about 48k its 72k in Miami Metro market. This includes Miami, Ft Lauderdale, Pompano Beach, West Palm Beach, and Boca Raton. This area is collectively known as the "Gold Coast" It simply is one of the nations leading retirement areas and ideal for Life Imaging! There is no one in this market operating with our business model.

We will expand into the Miami metro market as soon as funding is complete, within the next 100 days or so. ASAP, Myself and my Partner Judy Richburg and my sales director Steve Fennell are all moving there as well.

The Team

Officers and Directors

Name: J. Thomas Graham

J. Thomas Graham's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President/CEO, Secretary and Chief Operating Officer
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Running the day to day operations of the business. Overseeing all aspects of the business, sales, marketing, business development, customer service ect...... 100k salary once we get going. My equity depending on how much we raise will be around 60-70% I think the raise if we raise the 1.07m equity is about 27%.

Other business experience in the past three years:

- **Employer:** Innovative Business Resources Inc.
  Title: President/ CEO
  Dates of Service: December 01, 2014 - Present
  Responsibilities: Business Consulting, Business development, VC, Unique direct marketing platforms. Innovating in all areas of business growth.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be some assurance that the Company will be able to find sufficient demand for our product as we have a very unique tested business model in this space and no specific competition we are aware of. We do feel that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Health industry or any entity wanting to invest in our Company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to 1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is not likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with Voting Rights
The Equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a

limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The Equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We are an early stage company and have not yet generated any profits
Life Imaging Fla Inc. was formed on July 15th 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Life Imaging Fla Inc. has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively only some revenue. If you are investing in this company, it’s because you think that Life Imaging Fla. Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have turned only a small profit and there is no assurance that we will ever be more profitable.

This offering involves “rolling closings,” which may mean that earlier investors may

not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
J. Thomas Graham	1,500,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 4,000,000 with a total of 1,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value

dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $150.00
  Number of Securities Sold: 1,500,000
  Use of proceeds: Money used to incorporate the company
  Date: July 17, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Without generating revenue, but with a continued crowdfunding campaign, we can operate for 12 months. Where needed, the Company's Chief Executive Officer will make working capital advances to pay corporate expenses.

Foreseeable major expenses based on projections:

Advertising, lease on equipment, office space and payroll are the most significant expenses we will incur.

Future operational challenges:

After getting the priceless insight and knowledge from our consultant the only other person we know of who has been operating very successfully for over 5 years in this very same business model in another State. And doing the soft opening we did to test the sales and marketing we feel very confident in our ability to succeed.

Future challenges related to capital resources:

If we achieve the maximum equity raise amount we feel we are well funded to operate fully for up to 12 months, we feel we can achieve profitability prior to this timeline!

There are no other future plans to raise money. If we raise the maximum amount with StartEngine we will be fully funded for planned growth for at least twelve months.

Future milestones and events:

Once we open the first location in South Florida (April 2021), we feel we can scale the business by opening additional locations and repeat the concept seamlessly. We will be strategic in the markets we access and look for high growth potential based upon the local demographic.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

I have a promissory note for 476k from a sale of another business coming in over the next 16 months I am committing to the business. In addition to the equity crowdfunding campaign we are running with Start Engine, we believe that our capital raising efforts will be successful..

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are very important to allow us to scale the business on a much quicker time frame. I am very confident in our ability to scale the business organically from cash we generate.. With an influx of cash we believe we will have sufficient capital available to consider opening up a minimum of 3 new locations in an expedited time frame..

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Depending on how much we raise it will make up at least half of the money needed to scale the business. I would say these funds are necessary to create scalability sooner rather than later.

If we raise the full $1.07M, that will make up 99% of our funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum we will be able to operate with one location only for approximately 6 months. This is based on expected operating expenses consisting of payroll, office lease, advertising, cost of the scanner monthly maintenance.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum we will be able to operate with one location only for approximately 12 months. This is based on payroll, office lease, advertising, cost of the scanner monthly maintenance.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

No other future plans to raise monies, if we raise the max amount with Start Engine we will be fully funded for planned growth.

Indebtedness

Related Party Transactions

- **Name of Entity:** J. Thomas Graham
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: J. Thomas Graham, the Company's CEO and majority shareholder.

Material Terms: During the year ended December 31, 2019, the Company also issued 1,500,000 founder shares of common stock at $0.0001 par value to J. Thomas Graham, the Company's CEO and majority shareholder. These shares were issued to J. Thomas Graham, at a total value of $150. During the year ended December 31, 2019, a shareholder of the Company advanced funds for operations, which were repaid in 2020. These advances were non-interest bearing, unsecured and due on demand. At Decemebr 31, 31, 2019, the amount of advances outstanding is $13,600,, and are recorded under 'Advances – Related Party' on the balance sheets.

Valuation

Pre-Money Valuation: $3,000,000.00

Valuation Details:

We have a proprietary business model from both a marketing standpoint as well as making this type of preventative screening for early detection of both Heart Disease and Cancer now affordable for almost everyone. We will be the only company in our markets doing what we do saving lives on the regular. I have a good friend that I learned the business from that is also serving as a paid consultant for our first 9 months of operation. He has a very successful identical business in another city and state for the last seven years. I, the founder, also did a soft opening in the Tampa Bay area to test the business model we generated $529,325.00 with a net profit of approximately $195,134.00 in the first 3 months of operation under a different company in the Tampa Bay area, this was done with only one sales representative in place, we will have 4 or 5 sales reps at our new location in South Florida. Life Imaging estimates that it can generate 2-3m the first year with a profit of approximately 1-2 million dollars. In addition, I have over the past 20 years built from scratch and sold several companies. The last company I built over 5 years doing over 3m in revenue per year. My passion is to build a successful business, this time we get to do it while doing good on the planet, by making people aware of this life saving affordable early detection system for the two biggest killers of people on the planet, Heart Disease and cancer!

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *StartEngine Platform Fees*
  93.0%
  StartEngine Platform Fees

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  7.0%

- *Working Capital*
  32.0%
  Purchase an EBT scanner

- *Marketing*
  20.0%
  Buy advertising from local radio and tv, hire a local branding agency in the local market.

- *Company Employment*
  22.0%
  Hire new employees

- *Office Space*
  19.0%
  We will secure medical office space in south Florida

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at lifeimagingfla.com (www.Lifeimagingfla.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/life-scan

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Life Imaging Fla, Inc.

[See attached]

Life Imaging

"We Scan For Life"

LIFE IMAGING FLA, INC.

A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the Two Years Ending December 31, 2020 and 2019

LIFE IMAGING FLA, INC.

Table of Contents

F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management of Life Imaging FLA, Inc.
1981 West Hillsboro Boulevard
Deerfield Beach, FL 33442

We have reviewed the accompanying financial statements of Life Imaging FLA, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders' equity (deficit), and cash flows for the two years ending December 31, 2020 and 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As disclosed in Note 2 of the financial statements, Life Imaging FLA, Inc.'s date of inception was January 1, 2019, has not yet begun operations as of December 31, 2020, has incurred losses since inception, had net cash used in operations, and a working capital deficit. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, WA

April 9, 2021

LIFE IMAGING FLA, INC.

BALANCE SHEETS

As of December 31, 2020 and 2019

(unaudited)

	2020	2019
Assets		
Current assets:		
Cash	$ 2,488	$ -
Total current assets	2,488	-
Furniture and equipment, net	16,489	-
Equipment deposit	35,000	-
Security deposit	29,639	-
ROU - operating lease	654,851	-
Total assets	$ 738,467	$ -
Liabilities and stockholders' equity		
Current liabilities:		
Bank overdraft	$ -	$ 63
Accounts payable	10,118	-
ROU - operating lease liability (current portion)	118,304	-
Payroll tax liabilities	8,345	-
Advances - related party	-	13,600
Total current liabilities	136,767	13,663
Long-term liabilities:		
ROU - operating lease liability (non-current portion)	592,878	-
Total long-term liabilities	592,878	-
Total liabilities	729,645	13,663
Commitments & contingencies	-	-
Stockholders' equity		
Common stock, 4,000,000 shares authorized, $0.0001, par value; 1,752,890 and 1,509,629 shares issued and outstanding at December 31, 2020 and 2019, respectively	175	151
Subscription Receivable	(26,177)	(948)
Additional paid-in capital	414,115	5,795
Accumulated deficit	(379,291)	(18,661)
Total stockholders' equity (deficit)	8,822	(13,663)
Total liabilities and stockholders' equity	$ 738,467	$ -

See accountants' review report and accompanying notes to the financial statements.

LIFE IMAGING FLA, INC.

STATEMENTS OF OPERATIONS

For the Two Years Ending December 31, 2020 and 2019

(unaudited)

	2020	2019
Revenue	$ -	$ -
Operating expenses		
General and administrative	55,338	11,303
Professional fees	6,513	185
Advertising	147,533	449
Rent	83,574	-
Travel expenses	13,129	2,783
Owners compensation	54,543	3,941
Total operating expenses	360,630	18,661
Net loss before income taxes	(360,630)	(18,661)
Provision for income taxes	-	-
Net loss	$ (360,630)	$ (18,661)

See accountants' review report and accompanying notes to the financial statements.

LIFE IMAGING FLA, INC.

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

For the Two Years Ending December 31, 2020 and 2019

(unaudited)

	Common Stock		APIC	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount				
January 1, 2019 (inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of founder shares	1,500,000	150	-	-	-	150.00
issuance of common stock for cash	9,629	1	5,795	(948)	-	4,848
Net loss	-	-	-	-	(18,661)	(18,661)
Balance - December 31, 2019	1,509,629	151	5,795	(948)	(18,661)	(13,663)
issuance of common stock for cash	243,261	24	408,320	(25,229)	-	383,115
Net loss	-	-	-	-	(360,630)	(360,630)
Balance - December 31, 2020	1,752,890	$ 175	$ 414,115	$ (26,177)	$ (379,291)	$ 8,822

See accountants' review report and accompanying notes to the financial statements.

LIFE IMAGING FLA, INC.

STATEMENTS OF CASH FLOWS

For the Two Years Ending December 31, 2020 and 2019

(unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$ (360,630)	$ (18,661)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	9	-
Lease costs	56,331	-
Changes in operating assets and liabilities:		
Security Deposit	(29,639)	-
Payroll liability	8,345	-
Accounts payable	10,118	-
Bank overdraft	(63)	63
Related-Party Advances	(13,600)	13,600
Net cash used by operating activities	(329,129)	(4,998)
Cash flows from investing activities		
Payment for equipment deposit	(35,000)	-
Purchase of furniture and equipment	(16,498)	-
Net cash used by investing activities	(51,498)	-
Cash flows from financing activities		
Proceeds from issuance of common stock, net of offering costs	383,115	4,998
Net cash provided by financing activities	383,115	4,998
Net increase in cash and cash equivalents	2,488	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$ 2,488	$ -
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Non-cash transactions:		
Right-of-use asset obtained in exchange for new operating lease liability	$ 714,383	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Prior to converting to a C-Corp, the Company was initially an LLC whose inception date was January 1, 2019 under the jurisdiction of Florida. The Company converted to a C-Corp and changed its name to Life Imaging FLA, Inc. ("the Company") on July 15, 2019 under the laws of the State of Delaware, and is headquartered in St. Petersburg, Florida. The Company offers affordable, early detection and preventative screenings for heart disease and cancer using a low dose General Electric CT Scanner.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates, and those estimates may be material.

Risks and Uncertainties

As of December 31, 2020, the Company has not commenced operations. The Company's activities since inception include general startup expenses and efforts to raise capital and setting up their new location. Upon commencement of the planned, full-scale of operations, the Company will incur significant additional expenses relative to the market it is operating in. The Company is dependent upon additional capital resources for the commencement of its planned operations and is subject to significant risks and uncertainties; including failing to secure funding to execute the Company's plans or failing to profitably operate the business.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $147,533 and $449 in advertising costs, respectively.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, ranging from five to fifteen years. There was $9 and $0 of depreciation expense for the years ending December 31, 2020 and 2019, respectively.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders' deficit. If the offering is unsuccessful, such costs are expensed.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection.

The Company currently has an estimated tax net operating loss (NOL) of $379,291 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

The following table outlines the tax rates for the Company as of December 31:

	2020	2019
Federal Tax Rate	21.00%	21.00%
FL Tax Rate	4.46%	4.46%
Tax Rate	25.46%	25.46%

See the table below for the estimated deferred tax assets of the Company at December 31:

	2020	2019
Net operating loss carryforward	$ (379,291)	$ (18,661)
Total deferred tax asset	96,560	4,751
Valuation allowance	(96,560)	(4,751)
Deferred tax asset, net	$ (0)	$ (0)

The deferred tax asset valuation allowance increased by $91,809 from the year ending December 31, 2019 to December 31, 2020.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Subsequent Events

Subsequent to December 31, 2020, the Company continued to sell 112,728 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $211,832 and had a subscription receivable of $11,388 related to the sale of these shares as of March 31, 2021. In connection with this offering, the Company incurred offering costs of $23,982.

The Company has evaluated subsequent events from December 31, 2020 to April 9, 2021, the date the financial statements were issued, and has determined that there are no items other what is disclosed above.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

As reflected in the accompanying financial statements, for the year ended December 31, 2020 the Company had:

- Net loss of $360,630; and
- Net cash used in operations was $329,129

Additionally, at December 31, 2020, the Company had:

- Accumulated deficit of $379,291
- Stockholders' equity of $8,822; and
- Working capital deficit of $134,279

The above, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $13,600, respectively, and are recorded under ‘Advances – Related Party’ on the balance sheets. These advances were paid in full during the year ended December 31, 2020 and resulted in a zero balance at year end.

During the period ended December 31, 2019, the Company also issued 1,500,000 founder shares of common stock at $.0001 par value to J. Thomas Graham, the Company’s CEO and majority shareholder. These shares were issued to J. Thomas Graham, at a total value of $150.

NOTE 4 – RIGHT OF USE ASSET AND LIABILITY

During the year ending December 31, 2020, the Company entered into an operating lease for some property in Deerfield, Florida. As of December 31, 2020, the Company has no financing leases as defined in ASC 842, *“Leases”*. The tables below present information regarding the Company’s operating lease assets and liabilities at December 31, 2020.

	2020
Assets	
Operating lease - right-of-use asset - non-current	$ 654,851
Liabilities	
Operating lease liability	$ 711,182
Weighted-average remaining lease term (years)	4.58
Weighted-average discount rate	8%

The components of lease expense were as follows:

Operating lease costs	
Amortization of right-of-use operating lease asset	$ 59,532
Lease liability expense in connection with obligation repayment	24,042
Total operating lease costs	$ 83,574

Future minimum lease payments required under leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2020:

2021	$ 170,948
2022	179,495
2023	188,470
2024	197,894
2025	120,865
Total undiscounted cash flows	857,672
Less: amount representing interest	(146,491)
Present value of operating lease liability	711,182
Less: current portion of operating lease liability	(118,304)
Long-term operating lease liability	$ 592,878

NOTE 5 – STOCKHOLDERS' EQUITY

At December 31, 2019, the Company has 4,000,000 authorized shares of $0.0001 par value common stock.

During the period from January 1, 2019 (inception) to December 31, 2019, the Company issued 1,500,000 founder shares of common stock. The 1,500,000 shares of common stock were issued to the J. Thomas Graham, CEO, totaling $150.

During the period from January 1, 2019 (inception) to December 31, 2019, the Company issued 9,629 shares to investors as a part of a Regulation CF raise, for net proceeds of $4,848 including which includes a subscription receivable of $948.

During the year ended December 31, 2020, the Company issued 243,261 shares to investors as a part of a Regulation CF raise, for net proceeds of $383,115 which includes a subscription receivable for another $25,229.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Life Imaging

"We scan for Life"



Website · Deerfield Beach, FL · HEALTH TECH

Our mission is to educate and provide an affordable early detection system for the two deadliest diseases known to mankind, heart disease and cancer sometimes up to two decades before symptoms even occur.

$796,592 raised

1,607 Investors	$3M Valuation
$2.00 Price per Share	$200.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	9 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 73 | Comments | Follow

Reasons to Invest

- Pilot project conducted under a different company yielded approximately 37% profit margin with over $500k in revenue in just 4 months.
- Two of the largest causes of death makes this one of the biggest target markets.
- With limited operating costs, the company is easy to scale to other locations with large profit margins.

OVERVIEW

Life Imaging is a health screening service that takes the guesswork out of preventative care. With a proven unique direct marketing approach, we have already seen exponential growth in just a few months. Our mission is to educate and provide an affordable early detection system for the two deadliest diseases known to mankind, heart disease and cancer sometimes up to decades before symptoms even occur. **Using our FDA approved world's fastest and most accurate low-dose EBT scanning,** this non-invasive tool is fast, accurate and painless and can help prevent a myriad of diseases and help protect our loved ones. Early detection absolutely saves lives! Peace of mind through prevention! We now have a choice—no one needs to be a statistic any longer.

"Taking the guesswork out of preventative care."

To understand the scope of the problem, the trailer below for The Widowmaker discusses when scanners were invented and shows the importance of our life saving screening services. Early detection saves lives!



We believe this is another example of why Life Imaging scanners are so important to the community and why our business is necessary to help people. Please note this film is not affiliated with Life Imaging nor does it feature specific Life Imaging products but is a helpful educational film regarding the current issues faced by heart disease.

Rewards

Get rewarded for investing more into Life Imaging:

$200+ Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$200+ Investment
Thank you Tier!
Featured on our website.

$1,000+ Investment
Invest $1,000
2 Free heart scans ($700 value!)

$2,500+ Investment
Invest $2,500
2 Free full-body scans includes heart scan ($3,800 value!)

$5,000+ Investment
Invest $5,000
VIP tier + 5% Bonus shares: Full 2 years of all scans the full body and heart scans total of 4 FB scans includes heart scan, they can give 2 away to family member or friend or do two each over 2 years. + 5% bonus shares

$20,000+ Investment
Invest $20,000
Florida ft Lauderdale 3 days 2 night beach resort stay and two full body and heart scan packages + 10% bonus shares

THE PROBLEM

The US is **not good at preventative care**

The U.S. is embroiled in a **complicated, expensive health care system that does not have the best interest of the people it serves.** Any kind of research or testing of medicine is heavily inflated, which leaves millions of people in the dark about the underlying health issues they may be having.

There is nothing we fear more in life than death. Whether from old age or from a freak accident, a long battle with a disease or suicide, death is an event that has a momentous impact on families, communities, even nations. One thing holds true in every scenario--death is always a hard experience.

What if I told you some of these deaths are not only preventable, but the prevention method is affordable? Too many people are dying from heart disease, cancer, and other fatal diseases that can be detected early using simple technologies.

THE SOLUTION

Modern methods to **save lives, affordably**

Life Imaging has seen the loss of life first hand, and we have set out to reduce preventable deaths in the U.S. We have developed a solution that will help solve our national health crises of Heart Disease and Cancers.

Our FDA approved EBTC scanners can easily detect many of these diseases before a patient shows any symptoms sometimes decades ahead using only 10% of the radiation of a normal CT scanner. Life Imaging scanning protocol does not use any dyes, no need to take any clothing off, and only takes about five minutes.

Full body scans can cost thousands of dollars through insurance and other medical providers and It is unlikely your Doctor would even give you a script for a full body scan to begin with. Our packages are **just a few hundred dollars a scan, making our body scans incredibly affordable**. Now, everybody can get scanned and we can save lives every day.



OUR TRACTION

More than a proof of concept

Prior to setting up Life Imaging, we set out to test the market. The founder did a soft opening in Tampa Bay under a different company, and within 4 months and with just two sales consultants, we produced some pretty extraordinary results. With an expected extraordinary income margin of approximately 37%, we expect to get to **$3M in revenue numbers within the first full year of operation.**

In our 4 month pilot, under a different company, we hit some great numbers:

$532k+	195k+	~37%
Gross Revenue	Gross Profit	Margins

THE MARKET

Two of the **largest causes of death**, and growing

Heart Disease

- 1,600,000 people suffer a heart attack every year
- 50% of the men and 64% of the women who die suddenly of coronary artery disease had no prior symptoms!
- In 2012, $411 Billion was spent on coronary heart disease, a large portion of which was paid by consumers
- Approximately 48% of all Americans will suffer some degree of coronary artery disease
- For 150,000 people, the first sign of heart disease will be their fatal heart attack

Source



Every 26 seconds someone will suffer a coronary event, and every minute, someone will die from one.

Cancer Statistics

Cancer Statistics

- In 2018, an estimated 1,735,350 new cases of cancer will be diagnosed in the United States and 609,640 people will die from the disease
- In 2016, there were an estimated 15.5 million cancer survivors in the United States. The number of cancer survivors is expected to increase to 20.3 million by 2026
- Approximately 38.4% of men and women will be diagnosed with cancer at some point during their lifetimes
- In 2017, an estimated 15,270 children and adolescents ages 0 to 19 were diagnosed with cancer and 1,790 died of the disease
- Estimated national expenditures for cancer care in the United States in 2017 were $147.3 billion

Source



WHAT WE DO

Making **preventative care... easy!**

Patients simply come in learn about our process and get scanned, and we provide them with an easy to read the detailed report. Depending on the report, we will get the information to their doctor help them set up the next steps.

For example, if a patient results show a high calcium score, we will forward that information to their doctor can tell them they need to do x, y, and z and we can **set a plan for doing annual screenings** to see any improvements in our Preferred Care program. Heart Disease is reversible in most cases. We make the process as smooth and affordable as possible.

One of the biggest complaints we hear about the healthcare industry is that there is a lack of transparent pricing. With good understanding and knowledge we provide to the consumer along with affordable pricing, a simple location, and easy operation, **we take the guesswork out of preventative care.**

No dyes, no taking off of clothes and you're done in 5 minutes!



HOW WE ARE DIFFERENT

Affordablity, **without sacrificing quality**

Quality - Our Life Imaging facilities use licensed radiologists rather than doctors, which allows us to maintain the highest quality experience at a lower cost to the patients.

Affordability - With bundled payments, the cost per scan is 70% cheaper than traditional scans. Not only this, reactive treatment is shown to cost more to the consumer than preventative medicine.

Ease of use - With scans that take only five minutes, and detailed reports with 98% accuracy provided same day, convenience is one of our core values.

THE BUSINESS MODEL

Direct to consumer

Since our soft opening, we have done over **half a million dollars in revenue.** While that is remarkable in itself, what's even more exciting for us is that we have developed a very unique direct marketing model that will help us grow. We achieved fast results by blanketing the market with TV, Radio and Social media advertising we offer free complimentary Heart Scans to potential patients valued at 499.00 dollars. We plan to continue expanding our proprietary Preferred Care program that involves individual scans and bundling for annual Heart and Cancer screening over 3, 5, and 7 years. We will also work with a branding agency to promote our concept and educate the public to understand we now have a choice when it comes to Heart Disease and Cancer!

Our partner, a friend of mine who gave us this concept, he is one of the few operators in the space if not the only one with this same business model, and has been operating this business model in another city and state going on 8 years now, he is consulting for Life Imaging, and has almost 10,000 recurring patients. He has had to bring a second ebt scanner into his office to keep up with the demand.

THE VISION

Expand, expand expand!

We already have over 120 paying customers since our soft opening under another company, **yielding about $532,000 in revenue in the first four months.** Under this different company we have generated approximately a 37% margins and a net income of over $195,000. We then formed Life Imaging later once we knew it would work!

To say Life Imaging is already operating successfully is an understatement. With your investment, **we will expand into South Florida's gold coast** the premiere retirement destination and the 8th largest market in the U.S. with 7m people, we will secure and furnish our medical office space of approximately 3500 sq ft. We will ship our newly acquired EBTC CT scanner to our new expanding location and will begin working work with local radio and TV and social media advertising to blanket the market and to provide education and our life savings screening services to all of South Florida. Once we establish our selves with success in south Florida we will look for other good areas to then scale our business even further with a second and third location!



Our plan is to open and expand in the South Florida location and then move on to two or three other locations over the next few years. Based on the founders soft opening revenue in the Tampa Bay area under the other company and our consultants 8 years of success in this unique business model we will have net profit of approximately 2 million per location with less than ten employees per location. We have also recently had discussions with one of the biggest Franchise groups in the US. They are very interested in developing Nationwide Franchise business opportunity with Life Imaging. This will allow us to easily expand our amazing business across the US allowing for many more life saving opportunities and revenue far beyond our own imaginations!

Our Trust-amonials

Thank you Lifescan!!

Getting my free heart scan was the best thing Icould have done.

- Pat G

★★★★★

I no longer need to worry

With their Long Life Care program I can get scanned annually and know I am continuing to be cancer free.

- James W

★★★★★

WHY INVEST

Unfortunately, chances are you have a friend or a loved one who has been affected by a serious or fatal health condition. Based on the statistics, far too many of us have had to let go of someone we love. The worst part is, conditions such as heart disease and cancer are often preventable with the right screening.



The Life Imaging's team is no stranger to tragedy. We have also lost those dear to us, so we are as determined as anyone to make sure no one has to go through the same pain. Preventative care is an easy step that everyone can take, and the life-saving statistics backing these scans have an overwhelming amount of positives. We have found an affordable way to make sure everyone can have access to this life-saving information.

Meet Our Team



James T. Graham

President/CEO, Secretary and Chief Operating Officer

Mr. Graham has spent the last 25 years as a serial entrepreneur. He has started from scratch and sold several successful companies over his career. The company he built from 2004 to 2009 he did almost 40m in revenue with over 100 employees and did 18m in gross revenue in 2009, before selling the business to a Private Equity Firm for $3M. Mr. Graham then semi retired and went on to fulfill his passion of race car driving and raced professionally in the Trans am Pro series for over a year, before developing and producing a racing pilot for reality T.V. From there Mr. Graham also started a record label and management company due to his love of music. Mr Graham has enjoyed success in many areas of his life, he is humble yet aggressive in his approach to life and business. After Mr Graham saved his dog from cancer who had been given 3 months to live in 2014, thru wholistic medicine Mr Graham began to see the wonderful results of preventive medicine from a holistic point of view, his dog lived for over 2 more healthy years. This on top of the fact he lost both of his parents to cancer his mother at an early age inspired and lead him to forming Life Imaging a couple years later. He saw the enormous need for this simple life saving preventative screening for two of the top killers on the planet, Heart Disease and Cancer. After learning about the powerful Life saving EBT scanner screening can actually saves lives on a regular basis from a friend in the business he had reconnected with in late 2016. He has now developed a way to make this affordable for everyone not just the wealthy and is now using this proactive approach to save lives using the worlds fastest and most accurate FDA approved scanner to educate and provide peace of mind thru prevention to as many people as possible including himself and his loving family members, friends, and God willing the world!

Offering Summary

Company	Life Imaging Fla, Inc.
Corporate Address	1981 W. Hillsboro Blvd., Deerfield Beach, FL 33442
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$200.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,000
Maximum Number of Shares Offered	535,000
Price per Share	$2.00
Pre-Money Valuation	$3,000,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below*

Early Bird

First 7 days - 10% bonus shares

Next 30 days - 5% bonus shares

Volume

$200+ | Thank you Tier! Featured on our website.

$1,000 |2 Free heart scans *($700 value!)*

$2,500+ | 2 Free full-body scans includes heart scan *($3,800 value!)*

$5,000+ | VIP tier + 5% Bonus shares: Full 2 years of all scans the full body and heart scans total of 4 FB scans includes heart scan, they can give 2 away to family member or friend or do two each over 2 years. + 5% bonus shares

$20,000+ | Florida ft Lauderdale 3 days 2 night beach resort stay and two full body and heart scan packages + 10% bonus shares

**All perks occur after the offering is completed*

The 10% Bonus for StartEngine Shareholders

Life Imaging Fla, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 10 bonus shares of Common Stocks, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Funds Disbursement

5 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Life Imaging Surpasses $770K on StartEngine!

5 days ago

Hi everyone! 👋

Thank you very much for your investment and your support in our mission.

Your investment will not only benefit Life Imaging but will also have a positive impact on preventative care!

By investing in our company, you allow us to educate and provide an affordable early detection system for the two deadliest diseases known to mankind, heart disease and cancer.

This raise is just the first step in our mission to open up our flagship location and penetrate the Gold Coast market.

Again, thank you for being a part of the Life Imaging mission, and we look forward to more success and celebrations with you in the near future!

We can't wait to see what the future has in store for affordable preventative care, and if you want to help support our progress, please share our raise with your network, family, and friends.

Warmly,

Life Imaging

Notice of Funds Disbursement

12 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

April is Cancer Control Month!

15 days ago

Hi!

April is Cancer Control Month, a month dedicated to spreading awareness for the fight against cancer and supporting those in the battle. During his time in office, President Roosevelt noticed cancer was claiming the lives of too many Americans, deaths preventable by medical intervention and early detection.

Since its founding in 1943, Cancer Control Month's goals are to increase education and awareness of cancer prevention, signs and symptoms of cancer, and seeking treatment. This month also aims to support those with a cancer diagnosis, encouraging those in the fight against this deadly disease.

At Life Imaging, we provide an affordable early detection system for various types of cancers. Between 30% and 50% of cancer cases are preventable, and regular screening increases your chances of discovering cases early when treatment is most likely to be successful.

To help support the goals of Cancer Control Month, please share our StartEngine raise with your community.

Prevention and early detection through screenings are crucial to surviving this disease. When you invest in Life Imaging, you're investing in saving lives!

If you have any questions please let us know! We'd love to hear from you.

Warmly,

Life Imaging

Notice of Funds Disbursement

19 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

The Life Imaging Signage Is Finally Up!

26 days ago

Here at Life Imaging, we have kept the momentum going! We are genuinely excited to see our flagship location being close to completion!


Life Imaging Fla.


Life Imaging Fla.
NO PARKING

Also, we have started our marketing campaign this past week, and we're proud to announce that we will be scanning our first patient in the first week of April!

Stay tuned for more updates!

We are very pumped to start seeing new customers! And begin this life-saving journey for all of South Florida and more!

-Life Imaging

Notice of Funds Disbursement

27 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

$700K+ Raised on StartEngine!

29 days ago

Dear early Life Imaging supporters,

Thank you very much for your investment and your support in our mission.

Your investment will not only benefit Life Imaging but will also have a positive impact on the future of preventative care.

By investing in Life Imaging, you are assisting in our mission to take the guesswork out of early detection.

This raise is just the first step in our mission to launching our flagship location and bringing Life Imaging to a city near you!

Again, thank you for being a part of the Life Imaging mission, and we look forward to more success and celebrations with you in the near future!

Make sure to follow our progress on Facebook and Instagram as we get closer and closer to launching our Flagship location.

Cheers to YOU!

-Life Imaging

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Life Imaging has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Life Imaging be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Life Imaging Get's Featured on Yahoo Finance!

about 1 month ago

Hello, Life Imaging investors and followers!

We're pleased to announce we were recently featured on Yahoo Finance as they covered our StartEngine campaign!

We've been hard at work continuing our mission to provide education and an affordable solution to early detection of the two deadliest diseases known to humankind; heart disease and cancer.

We are incredibly grateful and wanted to take a moment to thank all of those who have invested in and followed Life Imaging.

Together, we can continue to strive and reach new heights.

Check out our press release below, and please share with your friends, families, and your networks.

https://finance.yahoo.com/news/life-imaging-conducting-reg-cf-140000794.html

Onwards and upwards,

Tom Graham

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Joseph P. 1 INVESTMENT INVESTED 19 days ago
Is this business going to stay private or?

Tom Graham - Life Imaging 11 days ago
Joseph, We will have options in the future, in my past i have built and sold a couple different companies however we are getting our financials audit proof and ready if we should decide to go public or do a merger? We can possibly grow the company with just a few locations to have significant value. (20 -30 million)?

Samy Elias J. SE OWNER 7 INVESTMENTS 20 days ago
Youre service has very poor reviews online on website like Yelp. What are you doing to address these customer services issues that seem to be systemic?

Tom Graham - Life Imaging 20 days ago
Samy, We don't have any bad reviews we are not open yet, although we are starting to see our first customer next week. You must have found another company on line, we are in Deerfield beach not Miami. We are Life Imaging Fla. We have online reputation management system in place. We are well aware of this especially in the medical industry. Thanks......

Michael A. 8 INVESTMENTS INVESTED a month ago
Hospitals are putting free-standing diagnostic Centers with mri's and CT scanners out of business. Perfect example; Florida hospital now Advent Health has caused Physicians' Imaging and DOCs Imaging to shut down. How is life Imaging going to be able to even get off the ground? Thank you, mike

Tom Graham - Life Imaging a month ago
Hi Michael our business model is different from all those other facilities. These facilities are getting their business from reactive medicine meaning after someone has an issue and the doc orders a scan, unfortunately in some cases it can be too late. They also get referrals from personal injury attorneys ect., and your right some people are being bought out or forced out by the bigger medical companies. We do not do this type of scanning. We do preventative screening and generate our own customer by our own powerful direct marketing platforms that bring in our cash paying customers. So we don't rely on anyone else to get business. We do it very successfully i might add. Keep in mind insurance unfortunately doesn't really cover a lot of preventative screening, hence the cash paying customers.... People are seeing value in taking control of their own health especially after this nightmare with Covid19...... This type of preventative screening we offer can be life saving in many cases. Early Detection absolutely saves lives!!!! Hope this helps Michael?

Valerie T. SE OWNER 10 INVESTMENTS a month ago
As an investor and potential client, I love the premise of preventative scans. But without patented equipment, a unique marketing model doesn't seem like a very strong defense against copycats. Also, the numbers don't jive. On this page, you say 2 full body scans plus heart scans are valued at $3800. Today I received a quote of $2100 for a single full body scan which I don't believe includes the heart scan. Can you please clarify? I also was unable to receive subscription pricing without meeting a sales person. My guess is that the unique marketing plan is requiring people to pay several thousands of dollars up front in hopes that you will remain in business and they will live until their subscription expires. Please correct me if I'm wrong.

Tom Graham - Life Imaging 25 days ago
Hi Valarie, We have a very unique exciting business model, its not about the patent on the the equipment but how we use the equipment for preventative screening. As you probably know the ct scanners are used everywhere in medical, hospitals ect. It's well known that early detection absolutely saves lives and this is what we provide. We don't have a reactive approach like all the other facilities, in addition we generate all of our own customers not relying on referral's from doc's and personal injury attorneys ect. like they do. As far as pricing goes in medical it is all over the place depending what part of the U.S. your in especially when it is self pay. I'm sorry pricing didn't exactly add up we have made some minor adjustments once we decided to come to south Florida to open our flagship facility. We offer the ability to meet with one of our patient advocates to provide some insight and get an idea of family history ect. to determine which one of our preferred care programs is best for our customers. this is why we suggest speaking with someone to go over these options. would love yo have you on board we have some bonuses in place depending on your investment level that can provide free full body scan(s) if that helps., full body scans do include the heart scan as well. Hope this helps Valerie.... Hope to see you on board!!

Ralph B. 1 INVESTMENT INVESTED a month ago
I invested a small sum. Do I get a document expressing the amount of my investment, fractional share?

Tom Graham - Life Imaging 25 days ago
Ralph yes you get documentation after going thru the waiting period required by the SEC. Let me know if for some reason it doesnt show up but I'm sure it will. Thanks

---

Jason V. SE OWNER 5 INVESTMENTS INVESTED a month ago
How can I say this without sounding like I'm for only one thing from Life Imaging?

When will we see the benefits of your service: like success stories from your patients and money from our investments going into our accounts?

I don't want to sound like I'm all for the money. I lost my grandmother to cancer back in 1986 and I just lost my girlfriend from her 4th cancer diagnosis (Leptomeningeal Carcinomatosis) in 2017. I'm still struggling with the loss of her. I just lost my Dad from P.S.P. (Progressive Supranuclear Palsy) on April 23rd 2020 and 3 days later I lost my uncle to Covid. You can imagine the sadness I am going through. I'm not looking for sympathy or empathy.

Anyway... I'm just wondering where we all are at in our investments.

Thank you in advance for your response.

Tom Graham - Life Imaging 25 days ago

Wow Jason, I'm so sorry for your loses! God willing there is better place after death. stay strong my friend you have a lot to offer I am sure. As far as your question about money and patients we are very excited to start seeing our first customers this coming Thursday and just started advertising this week and it is going very good. Believe me we will be getting testimonials very soon. Take care we will continue to keep you updated. Thanks for being a part of Life Imaging and helping on this amazing adventure and the ability to do good on the planet.

David B. a month ago

Hi,
- I read in the offering about "dilution" where you (The Company) can continue to print new shares decreasing the value of a share we might buy today, ie if there were 1000 shares offered at $1 you could, at your discretion, declare that there are now 2000 shares and my share would be worth $0.50. This would seem to greatly benefit the company but would there not be a real risk to us?
- How are Providers and insurance companies reacting to this service? I know that this model is focused on individuals who want this test outside of medical recommendation but will Providers be able to prescribe it and under what conditions? Then, are there, or with there be, any insurance companies that would pay, part or in full, for the service?
- Finally, have you approached insurance companies and/or healthcare organizations to see if you can offer the services to their members discounted or otherwise? It seems that would be a great sell for their members and may save them money in early detection.

It has been my experience that patients will usually go with services that insurances pay for even if they prefer something else that is not covered.
If you could get Insurance and Healthcare on board the volume could be staggering well offsetting the discounts given.
Thanks
Dave B.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1:

__V.O., Emergency Call:__

911, police, fire--911, my husband's having a heart attack.

Put the heel of your hand in the center of his chest right between the nipples.

1, 2, 3, 4, 5, 6, 7...

-Is he conscious?

-No, he's not.

__Doctor 1:__

In America and around the world, coronary disease is the number-one killer.

__V.O., Emergency Call:__

I'm going to start giving him mouth-to-mouth. He's turning black.

__Doctor 1:__

About a third of patients, the first event is... sudden death.

__Doctor 2:__

And this is a completely preventable disease.

The science is the slam-dunk

__Person 1:__

[clips of scanner]

One day he said to me, "Would you like to see something really neat?

__Doctor 2:__

[images of scan]

We were amazed at the images.

__Doctor 4:__

Every time we tried to redo the experiments, we got the same answer.

It's just remarkable.

V.O.

We were working on something that turned out to be valuable.

Some of the best cardiologists advised against it.

Doctor 5:

I'm not a fan of it.

I don't like medical cults.

V.O. (to patient in scanner)

[clip of patient in scanner]

Breathe in.

Person 2:

Well, he's an idiot.

It saved my life.

On screen text: 'A Tale of Hope'

V.O. (to patient in scanner)

[clip of patient in scanner]

Hold your breath.

Person 2:

And if it saved mine, it can save others.

On screen text: 'And loss'

Voiceover, Emergency Call:

Quick. I don't think she's breathing.

Oh, God almighty.

Person 1:

How many lives do you think would have been saved if we'd done it in 1990 what we're doing now?

A lot.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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